EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

LOSS PER SHARE

Computation of loss per share
(in thousands, except per share data)

	Three months ended March 31,

	2004	2003

Net loss	$(864)	$(6,136)

Weighted average shares of common stock outstanding	58,380	55,331
Weighted average shares of common stock held for former Women.com stockholders not yet tendered	61	189
Weighted average shares of common stock held for former Promotions.com stockholders not yet tendered	2	14

Adjusted weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	58,443	55,534

Basic and diluted net loss per share	$(0.01)	$(0.11)